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                    NOTICE OF THE ANNUAL SHAREHOLDERS MEETING OF
                            FIRST NATIONAL BANCORP, INC.




To the Shareholders of First National Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Shareholders Meeting of First National Bancorp, Inc. (the "Company"), will be held on Thursday, March 9, 2000, at 3:00 p.m. at the main office of the First National Bank of Joliet, 78 North Chicago Street, Joliet, Illinois, for the purpose of considering and voting upon the following matters:


     1. The election of nine (9) directors of the Company.

     2. To amend the Articles of Incorporation of the Company to increase the authorized common stock to 10,000,000 shares.

     3. The transaction of such other business as may properly be brought before the meeting or any adjournments or postponements thereof.


The Board of Directors knows of no other business to be brought before the meeting. The close of business of the Company on Tuesday, February 1, 2000, has been fixed by the Board of Directors as the record date for the determination of Shareholders of the Company entitled to notice of and to vote at the Annual Shareholders Meeting and any adjournments or postponements thereof. In the event there are not sufficient votes for a quorum or to approve any of the foregoing proposals at the time of the Annual Shareholders Meeting, the meeting may be adjourned or postponed in order to permit further solicitation of proxies by the Company.


Dated:   February 10, 2000


                         By Order of the Board of Directors


                                  Kevin T. Reardon
                               Chairman of the Board
                            and Chief Executive Officer





                                     IMPORTANT

WHETHER YOU EXPECT TO ATTEND THE MEETING OR NOT, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE.